Exhibit 23.6
DeGolyer and MacNaughton
500 I Spring Valley Road
Suite 800 East
Dallas, Texas 75244
December 11, 2009
Petróleo Brasileiro S.A. — Petrobras
Av. Republica do Chile 65/1702
Rio do Janeiro, RJ
Brasil 20031-912
Ladies and Gentlemen:
     We hereby consent to the references to our firm as set forth in the Registration Statement on Form F-3, filed on the date hereof by Petróleo Brasileiro S.A.—Petrobras and Petrobras International Finance Company (together, the “Registrants”), under the heading “Experts,” and to the incorporation by reference of the other references to our firm contained under the headings “Presentation of Information Concerning Reserves,” “Item 4—Information on the Company—Overview of the Group,” and “Item 19—Exhibits” in the Annual Report on Form 20-F of the Registrants for the year ended December 31, 2008.
     We prepared estimates, as of December 31, 2008, of the proved crude oil, condensate, and natural gas reserves and the oil equivalent of 98 fields with interests owned by Petrobras. These estimates were prepared in accordance with the reserves definitions of Rules 4-10(a)(l)-(13) of Regulation S-X of the United States Securities and Exchange Commission. The fields are located in Brazil and offshore from Brazil. The volumes of proved reserves estimated, as of December 31, 2008 are 8,203 million barrels of oil and condensate, 7,985 billion cubic feet of marketable gas, and 9,534 million barrels of oil equivalent. These estimates and the fields evaluated are those contained in our letter report dated March 27, 2009, on estimates of proved crude oil, condensate, and natural gas reserves and the oil equivalent of 98 fields with interests owned by Petróleo Brasileiro S.A. — Petrobras as of December 31, 2008, and are subject to the explanations, definitions, qualifications, assumptions, and conclusions contained in the letter report.

Very truly yours,

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716